FOR IMMEDIATE RELEASE	SCOTT J. DUNCAN
FX Energy, Inc.
October 7, 2010	3006 Highland Drive, Suite 206
Salt Lake City, Utah 84106
(801) 486-5555 Fax (801) 486-5575
www.fxenergy.com

FX Energy Schedules Work on Plawce-2 Tight
Gas Well Location in Late 2010

Salt Lake City, October 7, 2010 – FX Energy, Inc. (NASDAQ: FXEN) today reported that preliminary site work on the Plawce-2 well is scheduled to commence prior to year end.  Plawce-2 will be the Company’s first horizontal well in Poland.  The planned work will include road construction and surface preparation with drilling expected to begin in early 2011.  The well will be owned 51% and operated by the Polish Oil and Gas Company (POGC); FX Energy owns 49%.

In 1984 the Plawce-1 well was drilled by POGC to a depth of 3,970 meters and encountered a gas saturated column of over 100 meters in Rotliegend sandstones with tight gas reservoir qualities.  The well tested gas but was never produced commercially.  The Plawce-2 well will be located on the same horst as the Plawce-1.  The horst continues to the north-west where Aurelian Oil & Gas PLC is currently drilling their Trzek-2 horizontal well.

The first phase of drilling Plawce-2 will be a vertical well to confirm the rock properties and the thickness of the gas column after which, depending upon the results of the vertical well, a horizontal leg will be drilled.

“Drilling the Plawce-2 well, beginning in early 2011, is an important step in the ramp up of our 2011 exploration program,” said David Pierce, CEO of FX Energy.  “This area has large reserve potential.  Data from the Plawce-1 indicate the possibility of commercial production from a horizontal well without fraccing.”

The Company also reported that the Lisewo-1 well is currently drilling at a depth of 300 meters.  Plawce-2 and Lisewo-1 wells are being drilled under the same JOA where POGC is the operator and owns 51%; FX Energy owns 49%.

About FX Energy

FX Energy is an independent oil and gas exploration and production company with production in the US and Poland.  The Company’s main exploration and production activity is focused on Poland’s Permian Basin where the gas-bearing Rotliegend sandstone is a direct analog to the Southern Gas Basin offshore England.  The Company trades on the NASDAQ Global Market under the symbol FXEN.  Website  www.fxenergy.com.

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FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements.  Forward-looking statements are not guarantees.  For example, exploration, drilling, development, construction or other projects or operations may be subject to the successful completion of technical work; environmental, governmental or partner approvals; equipment availability, or other things that are or may be beyond the control of the Company.  Operations that are anticipated, planned or scheduled may be changed, delayed, take longer than expected, fail to accomplish intended results, or not take place at all.  Actual production over time may be more or less than estimates of reserves, including proved and P50 or other reserve measures.

In carrying out exploration it is necessary to identify and evaluate risks and potential rewards.  This identification and evaluation is informed by science but remains inherently uncertain.  Subsurface features that appear to be possible traps may not exist at all, may be smaller than interpreted, may not contain hydrocarbons, may not contain the quantity or quality estimated, or may have reservoir conditions that do not allow adequate recovery to render a discovery commercial or profitable.  Forward-looking statements about the size, potential or likelihood of discovery with respect to exploration targets are certainly not guarantees of discovery or of the actual presence or recoverability of hydrocarbons, or of the ability to produce in commercial or profitable quantities.  Estimates of potential typically do not take into account all the risks of drilling and completion nor do they take into account the fact that hydrocarbon volumes are never 100% recoverable.  Such estimates are part of the complex process of trying to measure and evaluate risk and reward in an uncertain industry.

Forward-looking statements are subject to risks and uncertainties outside FX Energy’s control.  Actual events or results may differ materially from the forward-looking statements.  For a discussion of additional contingencies and uncertainties to which information respecting future events is subject, see FX Energy’s SEC reports or visit FX Energy’s website at www.fxenergy.com.